August 16, 2007

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Office of Emerging Growth Companies
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Camden Learning Corporation Registration Statement Amendment No. 2 on Form S-1 Filed July 27, 2007 File No. 333-143098

Dear Mr. Reynolds:

On behalf of Camden Learning Corporation (the “Company”), we are electronically transmitting hereunder Amendment No. 3 (“Amendment No. 3”) to the Registration Statement of the Company on Form S-1 (the “Registration Statement”). Marked courtesy copies of this filing are being sent via overnight mail to Cathey Baker, Esq.

This letter is being sent in response to the Staff’s comments to the Registration Statement on Form S-1, filed July 27, 2007. The Staff’s comments are set forth in a letter from John Reynolds, Assistant Director, addressed to David L. Warnock, Chief Executive Officer of the Company, dated August 8, 2007. In this letter, we have recited the comments from the Staff in bold and have followed each comment with our response.

General

1.
We note certain discrepancies in the statements concerning the current and future ownership interests of the existing shareholders in the prospectus. See, e.g., page 3 (proposed purchases by sponsor of public shares would be 4.4% in the offering and 9% in the open market); page 16 (through such purchases, sponsor would acquire 14%); page 24 (upon consummation of offering, existing shareholders would own approximately 20% and would then acquire another 4.4%); page 60 (after purchases in the offering, sponsor would own 22.66%); page 24 (of total ownership of 33.4% following open-market purchases, 14.4% of such shares would represent automatic votes for approval of initial business combination); page 61 (maximum aggregate of 13.4% of the shares entitled to vote on proposed combination). Please ensure that such statements are accurate and consistent throughout the prospectus.

We have made the requested changes throughout the document to eliminate any discrepancies. Other than the references to 14.4% and 22.66%, which were typos that are supposed to be 13.4% and 22.62%, respectively, all the percentages are accurate and consistent. The reason for the differing percentages is because each is based on different assumptions, as follows:

20% represents the percentage of the Company owned by officers, directors and our sponsor immediately following the offering, not including the purchases by our sponsor of (a) 2,500,000 warrants in the private placement and (b) $4,000,000 worth of common stock in the open market following the offering, and assuming no additional purchases by our existing stockholders in the offering.

4.4% is the additional percentage of the Company that would be owned by the sponsor in the event it purchases 250,000 units in the offering.

9% represents the additional percentage of the Company that would be owned by the sponsor in the event it purchases $4,000,000 worth of common stock in the open market following the offering at the initial trust amount per share of $7.90 per unit.

13.4% represents the additional percentage ownership of the sponsor following the offering assuming (a) the 250,000 units are purchased by the sponsor in the offering and (b) the $4,000,000 of common stock are purchased by our sponsor in the open market, further assuming such open market purchases occur at the initial trust amount per share of $7.90 per unit.

22.62% represents the ownership interest of our sponsor in the event it purchases an additional 250,000 units in the offering but not the additional $4,000,000 of common stock on the open market.

33.4% represents the aggregate ownership of our officers, directors and sponsor following the offering, assuming (a) the 250,000 units are purchased by the sponsor in the offering and (b) the $4,000,000 of common stock are purchased by our sponsor in the open market, further assuming such open market purchases occur at the initial trust amount per share of $7.90 per unit.

2.
We note your response to comment two from our letter of July 5, 2007 and we reissue in part our prior comment. We note the disclosure on page 7 in regards to when the warrants sold in the public offering will become exercisable. Please confirm in this section that the terms of the insider warrants, when they will become exercisable, are the same as the warrants to be sold in the public offering.

We have made the requested change to page 7 of Amendment No. 3, confirming same.

3.	We note your response to comment 10 from our previous letter and your revisions to the prospectus. Please revise the disclosure in the summary on page 10 to include similar disclosure.

We have made the requested change to page 10 of Amendment No. 3 to include the requested disclosure.

Financial Statements, page F-l

Audit Report, page F-2

4.
We note your response to prior comment 15 of our letter dated July 20, 2007. Since the financial statements have been restated, the auditor's report should be revised to include an explanatory paragraph regarding the restatement. Please discuss with your auditor and request them to revise the report accordingly.

Our auditors have made the requested change to page F-2 of Amendment No. 3, revising same.

If you have any questions, please contact the undersigned at (410) 878-6800 or Adam Mimeles, Esq. at 212-370-1300.

Very truly yours, CAMDEN LEARNING CORPORATION /s/ David L. Warnock David L. Warnock President and Chief Executive Officer